UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 1, 2005

IRWIN FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

INDIANA	**0-6835**	**35-1286807**
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

500 Washington Street

Columbus, Indiana 47201

(Address of principal executive offices and Zip Code)

Registrant's telephone number, including area code: **(812) 376-1909**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR 240.13e-4(c))

ITEM 4.02. NON-RELIANCE ON PREVIOUSLY ISSUED FINANCIAL STATEMENTS OR A RELATED AUDIT REPORT OR COMPLETED INTERIM REVIEW.

The Audit & Risk Management Committee (the "Audit Committee") of the Board of Directors of Irwin Financial Corporation (the "Corporation") determined on November 1, 2005 that the interim financial statements included in the Corporation's Quarterly Reports on Form 10-Q for the periods ended March 31, 2005 and June 30, 2005 should no longer be relied upon and should be restated. The Audit Committee further determined on November 3, 2005 that the annual financial statements for the year ended December 31, 2004 included in the Corporation's Annual Report on Form 10-K should no longer be relied upon and should be restated. The Audit Committee has discussed the issues surrounding the restatement (which are described below) for such periods and the matters disclosed herein with the Corporation's independent accountants pursuant to 8-K Item 4.02(a).

For whole loan sales of certain home equity loans, the Corporation has entered into contracts that provide for incentive servicing fees (ISFs). Under ISF contracts, the Corporation receives cash payments from buyers of certain of its home equity loans if the Corporation's servicing of the sold loans meets specific performance targets. The Corporation has been accounting for ISFs as derivative instruments under Statement of Financial Accounting Standards No. 133 (SFAS 133). However, upon further consideration of the nature of incentive servicing fees and additional interpretive input, the Corporation believes ISFs should be treated as servicing assets under SFAS 140. As contingent payments, revenues from the ISFs will be accounted for on a "cash-received" basis.

The Corporation therefore intends to file its Report on Form 10-Q for the third quarter of fiscal 2005 under the new accounting treatment as soon as practicable. The Corporation also intends to file the restated financial statements for the first two quarters of fiscal 2005 and the year ended December 31, 2004 as soon as practicable. Stockholders and other investors should refer to the revised financial statements when they become available.

Using the SFAS 133 treatment, which will now be corrected, at June 30, 2005, the ISFs were carried on the balance sheet at $17.7 million and the Corporation had cumulatively booked $19.7 million in revenue, of which $2.0 million represented cash received and $17.7 million represented the estimated value of future cash flows at discount rates ranging from 20 to 40%. The Corporation will restate these numbers. The interim financial statements included in the Corporation's Quarterly Reports on Form 10-Q for the first and second quarters of 2005 and the annual financial statements for the year ended December 31, 2004 included in the Corporation's Annual Report on Form 10-K should no longer be relied upon and will be restated to reverse mark-to-market gains recognized under the SFAS 133 treatment and instead, reflect revenues based on actual cash collections in those periods.

In light of the restatement of financial statements for full year 2004 and the first and second quarters of 2005, the Corporation will make other adjusting entries to move the recordation of unrelated items from the first quarter of 2005 to periods in 2004. These adjustments, which were considered immaterial prior to the restatement, will have the effect of further reducing 2005 net income, but will increase 2004 net income by an identical amount.

Under the prior SFAS 133 treatment, the Corporation capitalized the ISFs with dollar-for-dollar capital net of deferred tax liability. Therefore, the Corporation anticipates that the restatements will have limited effect on its regulatory capital ratios for any prior period.

Due to the restatement, the Corporation will review its system of internal controls over financial reporting.

ITEM 9.01. FINANCIAL STATEMENTS AND EXHIBITS.

c.) Exhibits

Exhibit No.	Description
99.1	Press Release of Irwin Financial Corporation issued November 4, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IRWIN FINANCIAL CORPORATION
(Registrant)

Date: November 4, 2005   By: /s/ Gregory F. Ehlinger

_____

GREGORY F. EHLINGER
Senior Vice President and Chief
Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated November 4, 2005

News Release: IMMEDIATE RELEASE

For further information, contact:

Suzie Singer, Corporate Communications 812.376.1917
Greg Ehlinger, Chief Financial Officer 812.379.7603

IRWIN FINANCIAL CORPORATION ANNOUNCES CORRECTED ACCOUNTING TREATMENT FOR INCENTIVE SERVICING FEES

- **Results for 2004 and First and Second Quarters of 2005 to be Restated**
- **Accounting for Incentive Servicing Fees to Change from SFAS 133 to SFAS 140**
- **Revenue from Incentive Servicing Fees to be Recognized on a Cash Basis**

(Columbus, IN, November 4, 2005) Irwin Financial Corporation (NYSE: IFC), a bank holding company focusing on mortgage banking, small business banking, and home equity lending, announced that it will correct its accounting treatment for the Corporation's incentive servicing fees (ISFs).

Under ISF contracts, the Corporation receives cash payments from buyers of certain of its home equity loans if the Corporation's servicing of the sold loans meets specific performance targets. The Corporation has been accounting for ISFs as derivative instruments under Statement of Financial Accounting Standards No. 133 (SFAS 133). However, upon further consideration of the nature of incentive servicing fees and additional interpretive input, the Corporation believes ISFs should be treated as servicing assets under SFAS 140. As contingent payments, revenues from the ISFs will be accounted for on a "cash-received" basis. Management believes this correction in accounting does not alter the economic value or substance of the ISFs, just the timing of revenue recognition.

Using the SFAS 133 treatment, which will now be corrected, at June 30, 2005, the ISFs were carried on the balance sheet at $17.7 million and the Corporation had cumulatively booked $19.7 million in revenue, of which $2.0 million represented cash received and $17.7 million represented the estimated value of future cash flows at discount rates ranging from 20 to 40%. The Corporation will restate these numbers. The interim financial statements included in the Corporation's Quarterly Reports on Form 10-Q for the first and second quarters of 2005 and the annual financial statements for the year ended December 31, 2004, included in the Corporation's Annual Report on Form 10-K should no longer be relied upon and will be restated to reverse mark-to-market gains recognized under the SFAS 133 treatment and instead reflect revenues based on actual cash collections in those periods.

The Corporation believes this restatement for ISFs will have the effect of decreasing earnings for 2004 and the first half of 2005 and increasing revenues in future periods as cash is collected. The restatement is not expected to materially change 2004 earnings in total.

In light of the restatement of financial statements for the full year 2004 and the first and second quarters of 2005, the Corporation will make other adjusting entries to move the recordation of unrelated items from the first quarter of 2005 to 2004. These adjustments, which were considered immaterial prior to the restatement, will have the effect of further reducing 2005 net income, but will increase 2004 net income by an identical amount.

Under the prior SFAS 133 treatment, the Corporation capitalized the ISFs with dollar-for-dollar capital net of deferred tax liability. Therefore, the Corporation anticipates that the restatements will have limited effect on its regulatory capital ratios for any prior period.

The change in accounting treatment for ISFs is an accounting correction at the Corporation's home equity line of business and management believes it will have no impact on the underlying economics of that business.

As the Corporation previously announced, it expects third quarter 2005 results in its mortgage banking segment to have meaningfully returned to profitability and that this improvement will contribute to consolidated results that are more aligned with levels of quarterly earnings in the second half of 2004 than those that were reported in each of the first two quarters of 2005. Actual cash collected on ISFs in the third quarter was $0.9 million.

Due to the restatement, the Corporation will review its system of internal controls over financial reporting.

The Corporation expects to announce third quarter earnings and file its third quarter Report on Form 10-Q as well as restatements of its previously filed 2004 Form 10-K and first and second quarter 2005 Forms 10-Q under the new accounting treatment as soon as practicable.

Management and the Audit and Risk Management Committee have discussed the foregoing matter with the Corporation's independent, registered public accounting firm.

About Forward-Looking Statements

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. This press release contains statements that constitute forward-looking statements under the federal securities laws. Forward-looking statements are statements about future events and expectations and not statements of historical fact. Forward-looking statements include but are not limited to earnings estimates and projections of financial performance and profitability, and projections of business strategies and future activities. These statements involve inherent risks and uncertainties that are difficult to predict and are not guarantees of future performance. Words that convey our beliefs, views, expectations, assumptions, estimates, forecasts, outlook and projections or similar language, or that indicate events we believe could, would, should, may or will occur (or might not occur) or are likely (or unlikely) to occur, and similar expressions, are intended to identify forward-looking statements. We qualify any forward-looking statements entirely by these cautionary factors.

Actual future results may differ materially from what is projected due to a variety of factors including, but not limited to, factors listed in our second quarter Report on Form 10-Q, additional input and consultations on the ISF accounting issue, details of the implementation of the new accounting method, and the impact of recent natural disasters. We undertake no obligation to update publicly any of these statements in light of future events, except as required in subsequent filings we make with the Securities and Exchange Commission. Further information regarding factors that could affect our results and the statements made in this release are included in our filings with the Securities and Exchange Commission.